SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 8, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation’s Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.
     On each of July 12, 2011 and July 18, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing the delivery of MR2 product tanker vessels, employed under long-term charter-out contracts, each with a remaining term of three years. The delivery of the vessels was in connection with its previously announced acquisition of the two product tankers on June 17, 2011. Copies of the press releases are furnished as Exhibits 99.1 and 99.2 to this Report and are incorporated herein by reference.
     On July 8, 2011, Navios Acquisition entered into a facility agreement for a term loan with ABN AMRO Bank N.V. for up to $55.1 million (the “Loan Agreement”). The Loan Agreement was entered into to finance a portion of the purchase price payable in connection with the acquisition of the two MR2 product tankers. The Loan Agreement is comprised of two advances and each advance is repayable in 24 quarterly installments, the first 12 installments at $750,000 per quarter and the second 12 installments at $575,000 per quarter, with a final payment of $11.65 million. The Loan Agreement requires compliance with certain financial covenants and, among other events, it shall be an event of default under the Loan Agreement if such covenants are not complied with or if Navios Maritime Holdings Inc. or Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, beneficially own less than 30% of Navios Acquisition. The Loan Agreement bears interest at a rate of LIBOR plus 325 basis points. The Loan Agreement is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 21, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011.
99.1	Press Release, dated July 12, 2011.
99.2	Press Release, dated July 18, 2011.